Exhibit 99.13

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Ava PEREZ
Tel.: + 33 (0) 1 47 44 46 99
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,871,057,210 euros
542 051 180 R.C.S. Nanterre
www.total.com
Total Joins the Positive Energy Consortium
Paris, April 12, 2010 - Total today announces that it has joined the Positive Energy Consortium.
Created in October 2008, the consortium brings together businesses - each an acknowledged expert in its field - working on the challenges related to the buildings of the future. Its aim is to reduce energy use in future office buildings, increase their capacity to produce energy from renewable sources, and optimize the carbon footprint of buildings over their life cycle.
Total will lead the working group on integrating photovoltaics in office buildings. Photovoltaics technology can be used with other solutions to create positive energy buildings, which produce more energy than they use.
“In adherence to the Positive Energy Consortium, we would like to bring our know-how in the field of photovoltaics and share our expertise with the other consortium members and specialists,” commented Philippe Boisseau, President, Total Gas & Power. “Our objective is to actively contribute to projects that allow us to more effectively manage fast-growing energy demand while reducing greenhouses gas emissions.”
Total and Solar Energy
Total has been active in solar energy since 1983 through its interests in two companies, Photovoltech and Tenesol. Photovoltech, in which Total holds a 50% interest alongside GDF SUEZ, produces photovoltaic cells based on a crystalline silicon technology. Tenesol, in which Total holds a 50% stake alongside EDF, specializes in designing, manufacturing, marketing and operating photovoltaic solar energy systems.
In December 2008, Total became the biggest shareholder in U.S. startup Konarka, which develops products based on organic solar technologies. Total’s stake is now nearly 25%.
Total is also conducting significant R&D through partnerships with world-class laboratories in France, such as the Laboratoire de Physique des Interfaces et des Couches Minces (LPICM - Interface and Thin Film Physics Laboratory) at the Ecole Polytechnique engineering school and the Toulouse-based Laboratory for Analysis and Architecture of Systems (LAAS), as well as in the United States, Switzerland, Belgium and Germany.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 97,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com